UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cowen Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01

(Title of Class of Securities)

223622 101

(CUSIP Number)

David K. Boston, Esq.

Laura L. Delanoy, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223622 101

1	Name of Reporting Person RCG Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 37,536,826

	8	Shared Voting Power 0

	9	Sole Dispositive Power 37,536,826

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,536,826

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 67.9%

14	Type of Reporting Person OO

CUSIP No. 223622 101

1.	Name of Reporting Person C4S & CO., L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 37,536,826

	8	Shared Voting Power 0

	9	Sole Dispositive Power 37,536,826

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,536,826

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 67.9%

14	Type of Reporting Person OO

CUSIP No. 223622 101

1.	Name of Reporting Person PETER A. COHEN

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 37,536,826

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,536,826

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,536,826

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 67.9%

14	Type of Reporting Person IN

CUSIP No. 223622 101

1.	Name of Reporting Person MORGAN B. STARK

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 37,536,826

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,536,826

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,536,826

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 67.9%

14	Type of Reporting Person IN

CUSIP No. 223622 101

1.	Name of Reporting Person JEFFREY M. SOLOMON

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 37,536,826

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,536,826

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,536,826

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 67.9%

14	Type of Reporting Person IN

CUSIP No. 223622 101

1.	Name of Reporting Person THOMAS W. STRAUSS

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 37,536,826

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 37,536,826

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,536,826

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 67.9%

14	Type of Reporting Person IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the “Shares”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 599 Lexington Avenue, 20th Floor, New York, New York 10022.

Item 2. Identity and Background

(a) This statement is filed by:

(i) RCG Holdings LLC, a Delaware limited liability company (“RCG”);

(ii) C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), which serves as managing member of RCG;

(iii) Peter A. Cohen, who serves as one of the managing members of C4S;

(iv) Morgan B. Stark, who serves as one of the managing members of C4S;

(v) Thomas W. Strauss, who serves as one of the managing members of C4S; and

(vi) Jeffrey M. Solomon, who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)  The address of the principal office of each of RCG, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

(c)  RCG is a holding company which holds shares of common stock of the Issuer on behalf of its members.  C4S serves as managing member of RCG.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On November 2, 2009, the transactions (the “Transactions”) contemplated by the Transaction Agreement and Agreement and Plan of Merger, dated as of June 3, 2009 (the “Transaction Agreement”), by and among the Issuer, Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.) (“Cowen Holdings”), Lexington

Merger Corp. (“Merger Sub”), Ramius LLC (f/k/a Park Exchange LLC) (“Ramius”) and RCG, were consummated.  Upon the closing of the Transactions, Merger Sub merged with and into Cowen Holdings, with Cowen Holdings being the surviving corporation and becoming a wholly owned subsidiary of the Issuer; and Ramius, a wholly owned subsidiary of the Issuer, acquired substantially all of the assets and assumed substantially all of the liabilities of RCG.  At the closing of the Transactions, 37,536,826 shares of the Issuer’s Class A Common Stock were issued to RCG (such shares, the “Reported Shares”).  The Issuer is the parent of both Cowen Holdings and Ramius following the consummation of the Transactions.

References to and descriptions of the Transaction Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, a copy of which is attached hereto as Exhibit 99.2.

Item 4.    Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated by reference herein.  RCG acquired beneficial ownership of the Reported Shares upon consummation of the Transactions.  As a result of C4S serving as the managing member of RCG, and Messrs. Cohen, Solomon, Stark and Strauss serving as managing members of C4S, each of the Reporting Persons may be deemed to have acquired beneficial ownership of the Reported Shares for purposes of Rule 13d-3 promulgated under the Act (“Rule 13d-3”).  RCG appointed six of the members of the board of directors of the Issuer pursuant to the Transaction Agreement as of the closing of the Transactions.  The Reported Shares represent substantially all of RCG’s assets.  The Reported Shares have been allocated to different members of RCG, including Messrs. Cohen (2,997,813 allocated Shares), Solomon (587,881 allocated Shares), Stark (2,435,132 allocated Shares, including Shares allocated to Mr. Stark’s wife) and Strauss (2,874,001 allocated Shares, including Shares allocated to an entity controlled by Mr. Strauss).  The ability of the members to withdraw capital from RCG are limited by certain restrictions, as described in Item 6 below.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, withdrawals of capital from RCG by its members, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, selling some or all of their Shares or purchasing additional Shares.

Item 5.    Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,292,998 Shares outstanding as of November 2, 2009.

A. RCG

(a) RCG is the beneficial owner for purposes of Rule 13d-3 of 37,536,826 Shares, which it owns directly.

Percentage: Approximately 67.9%.

(b) 1. Sole power to vote or direct vote: 37,536,826

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 37,536,826

4. Shared power to dispose or direct the disposition: 0

(c) Other than the acquisition of the Reported Shares by RCG upon the consummation of the Transactions, RCG did not enter into any transactions in the Shares in the past 60 days.  The Reported Shares held by RCG have been allocated to the members of RCG, including Messrs. Cohen, Stark, Strauss and Solomon.

B. C4S

(a) C4S, as the managing member of RCG, may be deemed the beneficial owner for purposes of Rule 13d-3 of the 37,536,826 Shares owned by RCG.

Percentage: Approximately 67.9%.

(b) 1. Sole power to vote or direct vote: 37,536,826

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 37,536,826

4. Shared power to dispose or direct the disposition: 0

(c) Other than the acquisition of the Reported Shares by RCG upon the consummation of the Transactions, C4S did not enter into any transactions in the Shares in the past 60 days.  The Reported Shares held by RCG have been allocated to the members of RCG, including Messrs. Cohen, Stark, Strauss and Solomon.

C. Messrs. Cohen, Stark, Strauss and Solomon

(a) Each of Messrs. Cohen, Stark, Strauss and Solomon, as a managing member of C4S, may be deemed the beneficial owner for purposes of Rule 13d-3 of the 37,536,826 Shares owned by RCG.

Percentage: Approximately 67.9%.

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 37,536,826

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 37,536,826

(c) Other than the acquisition of the Reported Shares by RCG upon the consummation of the Transactions, none of Messrs. Cohen, Stark, Strauss or Solomon entered into any transactions in the Shares in the past 60 days.  The Reported Shares held by RCG have been allocated to the members of RCG, including Messrs. Cohen, Stark, Strauss and Solomon.

(d) Certain members of RCG other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, certain Shares of Class A Common Stock that are held by RCG and that are allocated to them in connection with their ownership interest in RCG; however, these rights are limited by certain restrictions, as described in Item 6 below.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Under RCG’s operating agreement, a copy of which is attached hereto as Exhibit 99.3, the members of RCG, including Messrs. Cohen, Solomon, Stark and Strauss, generally will not be entitled to receive any distributions of Shares or other capital from RCG, and RCG’s managing member (C4S) has agreed in RCG’s operating agreement not to make any distributions of Shares or other capital to these members (except for, in certain circumstances, distributions of any dividends on the Shares held by RCG and tax distributions) for specified periods of time.  Following the distribution of  the Shares to the members of RCG in accordance with the lock-up provisions described below, such Shares will be freely tradeable (subject to any applicable legal restrictions on transfers by affiliates).  These lock-up provisions may be waived by the managing member in accordance with the terms of RCG’s operating agreement.

The minimum lock-up which is applicable to certain RCG members provides that they may withdraw one-third of their capital in RCG as of the end of each calendar year beginning on December 31, 2009.  An aggregate of 1,655,726 Shares underlie the capital that these members hold in RCG as of the closing of the Transactions.  In connection with a withdrawal of capital by these members of RCG, RCG will sell Shares attributable to these members on or prior to the effectiveness of such withdrawal and will use the net proceeds of such sales to satisfy the withdrawal requests of these members in cash.

A second group of RCG members has agreed in RCG’s operating agreement to further lock-up their capital so that they may only withdraw one-third of their capital upon each of the first, second and third anniversaries of the closing of the Transactions.  An aggregate of 17,906,992 Shares underlie the capital that these members hold in RCG as of the closing of the Transactions. Upon the withdrawal of capital by these members of RCG, RCG will distribute to the members the Shares underlying the withdrawn capital.

Furthermore, certain RCG members who are also principals of RCG (some of whom are also members of RCG’s managing member and some of whom are officers of the Issuer following the closing of the Transactions), which group includes Messrs. Cohen, Solomon, Stark and Strauss, have further agreed in RCG’s operating agreement not to withdraw any of their capital from RCG (except for, in certain circumstances, distributions of any dividends on the Shares held by RCG and certain tax distributions) until the 30-month anniversary of the closing of the Transactions, at which time such members would be allowed to withdraw half of their capital in RCG.  Upon the 36-month anniversary of the closing of the Transactions, these individuals would be able to withdraw all of their remaining capital from RCG.  9,455,423 Shares, in the aggregate, underlie the capital that these members hold in RCG at the closing of the Transactions.  If, however, at any time BA Alpine Holdings, Inc. (a third party investor in RCG) and its affiliates beneficially own less than 4.9% of the then-outstanding shares of common stock of the Issuer (including Shares held by RCG that are attributable to BA Alpine Holdings, Inc.), the managing member of RCG may elect to make distributions of capital to these principals of RCG in accordance with the schedule set forth in the immediately preceding paragraph.  If RCG’s managing member elects to make such accelerated distributions, Alpine Cayman Islands Limited (an affiliate of BA Alpine Holdings, Inc.) and Bayerische Hypo- und Vereinsbank AG (an affiliate of BA Alpine Holdings, Inc.) may cause, subject to certain exceptions, investments in certain Ramius funds and certain funds of Ramius Fund of Funds Group LLC to be reduced below certain agreed upon levels.  Upon the withdrawal of capital by these members of RCG, RCG will distribute to the members the Shares underlying the withdrawn capital.

Upon the consummation of the Transactions, 8,518,685 Shares were allocated to BA Alpine Holdings, Inc. in respect of its ownership in RCG.  Withdrawals of BA Alpine Holdings, Inc.’s capital in RCG are subject to restrictions and limitations as set forth in RCG’s operating agreement.  For a period of six months following the closing of the Transactions, BA Alpine Holdings, Inc. is not permitted to withdraw any of its capital from RCG (except for, in certain circumstances, distributions of any dividends on the Shares held by RCG) other than to the extent necessary to prevent BA Alpine Holdings, Inc. from being in violation of federal, state or foreign banking laws, including the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  Following the six-month anniversary of the closing of the Transactions, BA Alpine Holdings, Inc. will be allowed to withdraw its capital from RCG to the extent that BA Alpine Holdings, Inc., together with its affiliates and permitted transferees, continue to beneficially own 50% of the aggregate number of Shares that BA Alpine Holdings, Inc. and its affiliates beneficially owned at the closing of the Transactions, including shares beneficially owned indirectly through RCG.  These restrictions will terminate following the second anniversary of the closing of the Transactions or upon the occurrence of certain “Lock-Up Termination Events” as defined in the RCG operating agreement.  Upon the withdrawal of capital by BA Alpine Holdings, Inc., RCG will distribute to such member, at its election, either (i) Shares underlying the withdrawn capital (subject to certain provisions set forth in the RCG operating agreement) or (ii) cash, in which instance RCG will sell Shares attributable to such member on or prior to the effectiveness of such withdrawal and will use the net proceeds of such sales to satisfy the withdrawal request in cash.

References to and descriptions of RCG’s operating agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of the operating agreement, a copy of which is attached hereto as Exhibit 99.3.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference.  Except as set forth in response to other Items of this Schedule 13D and this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

On November 12, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

99.1         Joint Filing Agreement

99.2                           Transaction Agreement and Agreement and Plan of Merger, dated June 3, 2009, by and among Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.), Cowen Group, Inc. (f/k/a LexingtonPark Parent Corp.), Lexington Merger Corp., Ramius LLC (f/k/a Park Exchange LLC) and RCG Holdings LLC (f/k/a Ramius LLC) (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.) on June 5, 2009).

99.3                           Fourth Amended and Restated Limited Liability Company Agreement of RCG Holdings LLC (f/k/a Ramius LLC), dated as of November 2, 2009, by and among C4S & Co. L.L.C. and the Members party thereo.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009

RCG HOLDINGS LLC

By: C4S & Co., L.L.C.,
as managing member

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON

/s/ Peter A. Cohen
PETER A. COHEN

/s/ Morgan B. Stark
MORGAN B. STARK

/s/ Thomas W. Strauss
THOMAS W. STRAUSS